UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves clawback policy

—

Rio de Janeiro, December 1, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has approved a Clawback Policy, in compliance with the regulation of the Securities and Exchange Commission and the rule issued under the Manual for Companies Listed on the New York Stock Exchange ("NYSE Clawback Rules"), also applicable to Brazilian issuers that have sponsored American Depositary Receipt (ADR) programs tradable on the NYSE.

The purpose of the clawback policy is to describe the procedure for collecting amounts erroneously paid ("Erroneously Awarded Compensation") to members and former members of the Board of Executive Officers compensated for variable remuneration linked to financial results, in the event of restatement of financial statements, as well as to disclose detailed information to the SEC when its Clawback Policy is triggered due to the restatement of its financial statements.

For more information, please see the full Policy below.

CLAWBACK

1. GOAL:

To describe the procedure for charging amounts paid in error (“Compensation Granted Erroneously”) to members and former members of the Executive Board compensated by variable remuneration linked to financial results, in the event of republication/restatement of financial statements.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

2.         SCOPE:

Members and former members of the Executive Board of Petróleo Brasileiro S.A. (Petrobras), including binding on their beneficiaries, heirs, executors, administrators or other legal representatives.

3.         DESCRIPTION:

3.1	PRINCIPLES:

3.1.1. All company activities must be based on ethics, integrity and transparency, in compliance with applicable national and international standards.

3.1.2.The company strictly complies with all legislation applicable to its business, whether national or international.

3.2. MOTIVATON

3.2.1. The remuneration strategy for members of the Executive Board aims to attract, encourage, reward and retain managers to conduct business in a sustainable manner, reconciling the interests of shareholders and other interested parties.

3.2.2. One of the elements of the remuneration of members of the Executive Board is variable remuneration, which is defined based on the achievement of corporate and individual goals, defined and evaluated by the Board of Adminitration. Payment is deferred for five years, as long as its established prerequisites and goals are met.

3.2.3. All companies with shares on the US stock exchange must charge overpaid amounts to members and former members of the Executive Board who received incentives (such as variable remuneration), when the financial statements are rectified, in accordance with Securities and Exchange Commission (SEC) regulations.

3.2.4. Members and former members of the Executive Board are required to reimburse or return to the Company the compensation paid in error, in accordance with the Clawback Rules (Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder, including the Rule 10D-1 under the Exchange Act, or by the Listing Manager in accordance with Rule 10D-1 under the Exchange Act, including Section 303A.14 of the New York Stock Exchange Listed Company Manual, in each case).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

3.2.4.1The obligation referred to in this item is binding on the beneficiaries, heirs, executors, administrators or other legal representatives of the members and former members of the Executive Board.

3.3 COVERAGE PERIOD

3.3.1. It is the period of three full fiscal years of the Company immediately preceding the date of correction and any transition period that results from a change in the Company's fiscal year of less than nine months within or immediately after those three full fiscal years.

3.4 PROCESS ADMINISTRATOR

3.4.1. The Board of Administration has designated the People Committee as the “Administrator”, responsible to manage this process.

3.4.1.1. Any determinations made by the “Administrator” will be final and binding on all covered and need not be uniform with respect to each individual.

3.4.2. The People Committee as “Administrator” authorizes and empowers the Chief Human Resources Officer to take any and all actions necessary to carry out the provisions of this Guideline, provided that the value recovery measure does not involve the designated officer.

3.5 CHARGE

3.5.1.If there is a need to charge overpaid amounts, it will be up to the People Committee or the Human Resources Area to define the amount to be returned by members and former members of the Executive Board and notify them in writing, informing the amount to be paid. An external consultancy may be hired to carry out the calculations, if necessary.

3.5.1.1. The company may also charge any and all expenses incurred to recover the amounts, including legal fees.

3.5.1.2. The company cannot accept any agreement that exempts or waives its right to recover any overpayment made as incentives (such as bonuses or share options), when the financial statements are rectified due to compliance failures.

3.5.2. Amounts may be recovered using any method, taking into account the time value of money and the cost to shareholders of delaying recovery.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

3.5.3. The Company cannot accept an amount lower than the overpayment, except in cases permitted by the Clawback Rules.

3.6 EXCEPTIONS

3.6.1. An exception applies when the charge is unfeasible, in accordance with the good faith determination of the majority of independent members of the Board of Administration, specifically in the following situations:

(i) the direct expenses paid to third parties to assist in the execution of the Guideline against a member or former member of the Executive Board would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable erroneously awarded remuneration, documented such efforts and filed them in Stock Exchange office;

(ii) the recovery would violate Brazilian law when that law was adopted before November 28, 2022, provided that, before concluding that it would be unfeasible to recover any amount of erroneously arbitrated compensation based on violation of Brazilian law, the Company obtained an formal opinion of a Brazilian lawyer, acceptable to the United States Stock Exchange, that a recovery would result in such a breach and a copy of the opinion is provided to the Stock Exchange; or

(iii) recovery would likely cause an updated to the retirement plan for tax purposes under which benefits are widely available to the Company's employees to not meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411 (a) and regulations contained therein.

3.7 VALIDITY

3.7.1 This Guideline is valid upon its publication and replaces any agreement concluded before, during or after its validity.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer